Exhibit 99.1

Moolec Science SA

Société anonyme

Registered office: 17, boulevard F.W. Raiffeisen, L-2411 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B268440

(the “Company”)

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

1	Notice

The annual general meeting of the shareholders of the Company will be held on 11 March 2024, at 3:00 p.m. (local time) (the “AGM”) at 35, avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg.

2	Agenda of the AGM

The AGM will consider and vote on the following agenda points:

1	To receive the report of the approved statutory auditor of the Company on the annual accounts as at 30 June 2023.

2	To approve the annual accounts for the year ended 30 June 2023.

3	To allocate the result of the year ended 30 June 2023.

4	To approve the remuneration of the directors of the Company.

5	To grant discharge to the directors and to the approved statutory auditor of the Company.

6	To re-appoint Kyle P. Bransfield as director of the Company, whose mandate ends following the annual general meeting which will approve the annual accounts for the period ended on 30 June 2023, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on 30 June 2024.

7	To re-appoint Jose Lopez Lecube as director of the Company, whose mandate ends following the annual general meeting which will approve the annual accounts for the period ended on 30 June 2023, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on 30 June 2024.

8	To re-appoint Gastón Paladini as director of the Company, whose mandate ends following the annual general meeting which will approve the annual accounts for the period ended on 30 June 2023, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on 30 June 2024.

9	To re-appoint Natalia Zang as director of the Company, whose mandate ends following the annual general meeting which will approve the annual accounts for the period ended on 30 June 2023, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on 30 June 2024.

10	To appoint Esteban Corley as director of the Company, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on 30 June 2024.

11	To re-appoint the current approved statutory auditor of the Company for the period to end following the annual general meeting which will approve the annual accounts for the period to end on 30 June 2024.

3	Key dates

26 February 2024, at 11:59 p.m. (Eastern Standard Time)	Voting Record Date
7 March 2024, at 11:59 p.m. (Eastern Standard Time)	Deadline to submit proxies/vote remotely with respect to the AGM
11 March 2024, at 3:00 p.m. (local time)	AGM

4	Right to participate at the AGM, and voting procedures

4.1	Shareholders

The following persons who comply with the procedure below, and who hold shares on 26 February 2024 at 11:59 p.m. (Eastern Standard Time) (the “Voting Record Date”) are eligible to attend and vote at the AGM:

-	registered shareholders of the Company; and

-	beneficial owners of the Company’s shares traded on the Nasdaq Global Select Market.

Each shareholder is entitled to one vote for each ordinary share held of record by such shareholder as of the Voting Record Date, on each matter submitted to a vote at the AGM.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through the Depository Trust Company) have the right to instruct their nominee or broker on how to vote with a voter instruction form, or as may otherwise be established by the nominee or broker. Beneficial holders who wish to vote directly must request the nominee or broker that appears as the registered shareholder on the Voting Record Date to issue a “legal proxy” which allows the beneficial owner to vote his or her shares directly. Beneficial owners who do not vote via their brokers or nominees in accordance with the instructions received or do not have a legal proxy are not eligible to vote.

4.2	Voting procedure

The Company urges each shareholder to cast its vote at the AGM by completing, signing, dating and returning the relevant proxies made available by the Company for use at the AGM in accordance with the instructions below.

The Company’s shareholders may attend the AGM by proxy (the “Proxy”) to be submitted in accordance with the information contained therein such that it is received no later than on 7 March 2024 at 11:59 p.m. (Eastern Standard Time) (the “Voting Deadline”).

Shareholders may also vote remotely by submitting a ballot paper containing their voting instructions (the “Voting Form”) in writing or electronically in accordance with the instructions contained therein, such that it is received no later than the Voting Deadline.

The Company has sent by post or email, as the case may be, the convening notice, a form of Proxy and a form of Voting Form, together with a control number. Votes to the AGM can be cast using this control number at http://www.cstproxyvote.com. If you consider that you are eligible to vote but you have not received the control number by post or email, as the case may be, and you would like to submit your vote online, please contact your bank or broker. If you plan to vote over the internet or by telephone, your vote must be received no later than the Voting Deadline to allow sufficient time to tabulate the votes prior to the start of the AGM.

Alternatively, the Voting Form can be submitted by post. The original completed, dated and signed Voting Form should be mailed to the address provided in the form. Shareholders that choose to send their Voting Form by post should also send a scanned copy by email to florencia@moolecscience.com and liza@moolecscience.com.

Shareholders may also vote in person at the AGM. All shareholders must present valid government issued photo identification documentation to attend the AGM, as well as a proof of ownership of shares of the Company as at the Voting Record Date. Admittance of shareholders to the AGM and acceptance of written voting proxies will be governed by Luxembourg law.

Even If you plan to attend the AGM, we recommend that you vote your shares in advance of the AGM in one of the manners available to you so that your vote will be counted if you later are unable to attend the AGM.

A holder of ordinary shares held through the operator of a securities settlement system of with a depositary wishing to attend the AGM must provide the Company with a certificate issued by such operator or depositary certifying the number of ordinary shares recorded in the relevant account on the Voting Record Date. Such certificate must be provided to the Company no later than three (3) business days prior to the date of the AGM. If you plan to attend the AGM, you are kindly requested to notify the Company thereof in writing and provide your name, address and telephone number and any other necessary materials before 7 March 2024 at 11:59 p.m. (local time) to the registered office of the Company at 17, boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg or by email to florencia@moolecscience.com

All forms and all supporting documents can be downloaded from the Company’s website https://ir.moolecscience.com/.

4.3	Supporting documents and information

Information concerning the matters to be considered and voted upon at the AGM is available to the shareholders at the registered office of the Company and on the Company’s website https://ir.moolecscience.com/

Shareholders have the right to ask questions about items on the agenda of the AGM during the meeting. They may also ask questions ahead of the AGM. The Company will on a best efforts basis provide responses to the questions at the AGM. Written questions must be received by the Company no later than on 10 March 2024 at 11:59 p.m. (local time). Written questions must be submitted either by registered letters to the registered office of the Company or by email to florencia@moolecscience.com and include the shareholder’s full name and address.

4.4	Personal Data

In connection with the AGM, the Company is required to collect certain data including personal data in order to confirm the identity of individual shareholders or shareholder representatives for the purpose of carrying out the AGM and to comply with applicable laws and regulations. Such personal data may include the contact details and identification details of shareholders (name, address, date of birth, ID number, etc.). By submitting the Proxy or Voting Form, you confirm that you understand the fact that the personal data will be collected, processed and used in connection with the AGM including for the purpose of the organization of the AGM and the voting on the resolutions in accordance with the Company’s articles of association and applicable laws.

If you choose not to share personal data with us, you will not be able to participate and vote in the AGM, respectively.

The Company is the data controller for any personal data that is collected in connection with the AGM. A controller is the entity that decides why and how your information is processed.

We may disclose your personal data to certain entities to the extent required to perform the various activities related to the AGM. In particular, your personal data may be disclosed to Linklaters LLP, Continental. If we do this, we will require such third parties to protect the confidentiality and privacy of the personal data and to use such information solely for the purposes for which such information is shared. The Company will ensure that transfers of personal data to such third parties will be carried out in compliance with applicable data protection laws and regulations and in particular, will establish suitable safeguards to ensure that such transfers are carried out in compliance with applicable data protection laws and regulations.

Personal data will be retained no longer than necessary for the purposes indicated hereinabove, unless otherwise required by applicable laws or regulations.

Under certain circumstances, you have rights under data protection laws in relation to your personal data. In particular, you have a right to (i) access your personal data, (ii) be informed about how personal data is used, (iii) have inaccurate personal data rectified, (iv) data portability, and, in certain circumstances, have the right to have your personal data erased, restrict processing of your personal data and object to the processing thereof. To exercise these rights or if you have any other data protection queries, please contact us by email at florencia@moolecscience.com

More information on how we process your data and your rights with respect thereto can be found in our privacy policy, available on our website moolecscience.com

Luxembourg, 24 February 2024

The Board of Directors of Moolec Science SA

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